Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SEA	April 23, 2024

Seabridge Readies New Iskut Drill Program
To Probe for Copper-Gold Porphyry Discoveries

Bronson Slope and Snip North Intermediate Sulfidation Epithermal Systems Appear Porphyry Driven; Exhibit Prospective Vectors to Source Intrusions

Toronto, Canada...Seabridge Gold (TSX:SEA) (NYSE:SA) reports today that this year's drill program at our 100%-owned Iskut Project will concentrate on testing for the source copper-gold porphyry that has driven the intermediate sulfidation epithermal mineral systems recognized in our 2023 program. The Iskut Project is located in the Golden Triangle of northwest B.C. about 30 km. by air from our KSM gold-copper district.

Our growing gold-dominated Bronson Slope Mineral Resource and our 2023 discovery of similar mineralization at Snip North are interpreted to be high-level expressions of intrusive related porphyry mineralization.  The search for these source intrusions will employ three helicopter-portable drill rigs to complete approximately 15,000 meters of core drilling this year at a budgeted cost of $12 million.

Seabridge Chairman and CEO Rudi Fronk commented: "Last year we discovered extensive gold-dominated epithermal-style mineralization that is consistent with the upper parts of significant porphyry copper-gold mineral systems.  The expansion of the Bronson Slope mineral resource and the new discoveries at Snip North have given us clear direction on where to focus our efforts.  These intrusive targets appear to be embedded in a district-scale structural trend that is reminiscent of our KSM deposits and this year's work is dedicated to realizing the porphyry potential we had in mind when we acquired the Iskut project."

Regional geophysical surveys and surface geology have confirmed the district scale structural corridor that connects the Quartz Rise, Bronson Slope and Snip North targets. Substantial high-level expressions of a Cu-Au porphyry system fall along this regional trend. These multiple targets have only recently seen deep drilling and 2024 is planned to better evaluate their deeper porphyry potential.

Results from drilling in 2023 at Bronson Slope have expanded, along strike and down plunge, an intermediate sulfidation epithermal system open in multiple directions.  This mineral zone is adjacent to the quartz-magnetite breccia pipe previously discovered, all of which are indications of an intensive and extensive intrusion related fluid system at Bronson Slope.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com

In 2023, drilling at Snip North encountered wide intersections of gold and copper that were reported in a news release (see here) dated December 14, 2023 as follows:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Length (meters)	Gold (g/t)	Copper (%)	Silver (g/t)
SN-23-01	1065.3	No significant intercepts
SN-23-02	839.9	4.4	425.9	421.5	0.30	0.09	0.59
SN-23-03	912.5	73.6	140.5	66.9	0.31	0.08	0.51
		219.0	253.0	34.0	0.35	0.06	0.64
SN-23-04	960.5	207.0	459.0	252.0	0.61	0.07	1.36
		Incl. 287.0	308.0	21.0	1.73	0.07	2.20
		322.0	336.0	14.0	2.29	0.04	0.99
		418.6	430.9	12.3	0.98	0.31	2.33
SN-23-05	648.0	70.4	72.2	1.8	15.3	1.50	430.0
		178.0	455.0	277.0	0.80	0.07	1.19
		Incl. 313.0	337.0	24.0	1.46	0.18	1.68
SN-23-06	757.8	44.9	246.0	201.1	0.48	0.02	2.41
		Incl. 74.5	83.3	8.9	2.16	0.01	2.69
		635.8	757.8	122.0	0.52	0.06	0.51
		Incl. 688.0	711.0	23.0	0.94	0.08	0.70

* Results to date are early stage, however most of the zones have been intercepted perpendicular to bedding that may have provided a primary control on the true width of the epithermal mineralization. Establishing the orientation of the mineral zones is still in progress; additional studies and drilling are required to confirm true widths of mineralization.

These intersections in sedimentary rocks contain the characteristic alteration and mineralization of an intermediate sulfidation epithermal system associated with an intrusion related porphyry source.  The proximity of these holes adjacent to a magnetic high and within a resistivity low has provided a discrete vector to evaluate in this year's program.

The regional structural corridor extends south to Quartz Rise. A reinterpretation of drilling and geophysical data from Seabridge's 2019 and 2020 programs at Quartz Rise has refined a target with a deep resistivity anomaly indicative of another copper-gold porphyry system below a partly eroded lithocap featuring intense geochemical expression at surface. Local faults are interpreted to be conduits for a porphyry fluid system.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal assets, the KSM project, and its Iskut project are located in British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the Bronson Slope and Snip North epithermal mineral systems indicate an intrusive-related porphyry source; (ii) the exploration results have provided a vector that suggests the direction of the porphyry source; (iii) a district-scale structural trend that is reminiscent of our KSM deposits coincides with the intrusive targets; (iv) at Quartz Rise a deep resistivity anomaly below a partly eroded lithocap featuring intense geochemical expression at surface is indicative of another copper-gold porphyry system ; (v) the potential for discovery of one or more porphyry systems at the Iskut Project; and (vi) timing and extent of the work to be performed in work programs in 2024.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the geologic formations at the Iskut Project do not conform to the interpretations of data and the geologic models that are the foundations for such forward-looking statements; (ii) the identified structural trend not being indicative of the presence of multiple porphyry deposits; and (iii) the availability of necessary equipment, supplies and personnel for the work programs, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com